[Letterhead of Ice Miller LLP]

February 25, 2010	Writer’s Direct Number: (317) 236-2456 Direct Fax: (317) 592-4868 Internet: Mark.Barnes@icemiller.com

VIA EDGAR

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

RE:	The Steak n Shake Company
Amendment No. 2 to
Form S-4
Filed January 25, 2010
File No. 333-163192

Amendment No. 1 to
Form 10-K
Filed January 28, 2010
File No. 000-08445

Dear Ms. Block:

On behalf of our client, The Steak n Shake Company (the “Company” or “Steak n Shake”) this letter responds to the Staff’s comment on the above-referenced filings provided to Sardar Biglari, the Company’s Chairman and CEO, by letter dated February 4, 2010.  Concurrently with transmittal of this letter to you, the Company is filing:

•	Amendment No. 3 to the Registration Statement on Form S-4, including a revised proxy statement/prospectus (the “Revised Proxy Statement/Prospectus”); and

•	Amendment No. 2 to the Company’s Schedule 13E-3 relating to Western Sizzlin Corporation (File No. 005-54359).

For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter.  The Staff’s comments are in bold.  The page numbers in this letter refer to the respective pages of the Revised Proxy Statement/Prospectus.

Information in this letter relating to Western Sizzlin Corporation (“Western Sizzlin”), and its special committee, and to persons who are officers, directors, stockholders of Western Sizzlin, has been provided to our firm for inclusion herein by counsel to Western Sizzlin’s special committee.

Information in this letter relating to the Company’s responses to the staff’s comments on Amendment No. 1 to its Form 10-K has been provided to our firm for inclusion hereby by counsel for the Company other than Ice Miller LLP.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
February 25, 2010

Amendment No. 2 to Form S 4, Filed January 25, 2010

Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects and Fairness of, the Merger, page 29

1.           We note your response to comment eight of our letter dated January 15, 2010, and we reissue in part.  Please explain how the following substantive factors relate to the substantive fairness of the terms of the transaction, particularly the consideration, offered to unaffiliated stockholders:

•	That Western Sizzlin unaffiliated shareholders would not be subject to risks that arise from owning an equity interest in Western Sizzlin, as discussed in the fourth from last bullet on page 31;

•	That the consideration offered was the highest consideration that could be negotiated from Steak n Shake, as discussed on the third from last bullet on page 31;

•	The costs and disadvantages to Western Sizzlin of remaining a public company, as discussed in the second to last bullet on page 31;

•	The lack of alternative offers, as discussed in the first bullet on page 32;

•	The absence of a financing condition, which increased the likelihood that a merger would be consummated, as discussed in the second bullet point on page 32;

•	The timing of the merger, as mentioned in the second to last bullet on page 32;

•
The special committee’s belief that it was fully informed about how the interests of Messrs, Biglari, Cooley, and Dash differed from those of the unaffiliated stockholders, as discussed in the last bullet on page 32.

The Company has amended its disclosure in response to the Staff’s comment.  Please note that, upon further consideration, Western Sizzlin believes that the last factor listed in Comment No. 1 more appropriately relates to the procedural safeguards that Western Sizzlin’s special committee believed were present to ensure the fairness of the merger to Western Sizzlin’s unaffiliated stockholders.  Accordingly, we have revised and moved this factor to appear in the discussion of the factors relating to procedural fairness on page 35 of the Revised Proxy Statement/Prospectus instead of with the factors relating to the substantive fairness of the terms of the merger agreement.  Please see the new disclosure on pages 31 through 35 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
February 25, 2010

Risk Factors, page 75

You may experience difficulty transferring, page 75

2.           We note your response to our prior comment 5 and your added disclosure.  Please briefly describe the requirements that are specified in the indenture to obtain a physical debenture certificate for a stockholder who acquires a beneficial interest in debentures that are issued in the form of a global debenture so that the investor can assess the risk.  Similarly describe the requirements of the applicable depositary, to the extent practicable.

The Company has amended its disclosure in response to the Staff’s comment. Please see the revised disclosure on pages 75 and 114 of the Revised Proxy Statement/Prospectus.

Amendment to Form 10-K, Filed January 28, 2010

Compensation Discussion and Analysis, page 6

3.           We note your disclosure for fiscal year 2009 regarding bonus payments and that bonuses were influenced by operating results.  For example, we note that subjective factors were used in evaluating executive performance and that bonuses were influenced by operating results.  Similarly, we note your disclosure regarding targets under the Incentive Bonus Plan for fiscal year 2008.  Please include qualitative and quantitative disclosure regarding the determination of targets and targets actually reached.  Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

We acknowledge the Staff’s comment and the Company will revise future filings to include the disclosure set forth on pages A-1 through A-3 of Annex A attached hereto, which disclosure is substantially similar to that which was included in the preliminary proxy statement on Schedule 14A filed by the Company on February 24, 2010.

4.           We note your statements on page six that “executive compensation consists exclusively of a salary and cash bonus” and that “the company does not grant stock options to executive officers.”  However note “b” to the summary compensation table on page eight indicates that options were granted to Mr. Roberts during the most recently completed fiscal year, on 9/28/09.  You also state on page nine that “no awards were made under equity or non-equity incentive plans in fiscal 2009.” Please tell us the source of the options granted to Mr. Roberts on 9/28/09.  Include whether these options were a part of any plan, the structure of the award and how the award was determined.

Susan Block
Attorney Advisor
United States Securities and Exchange Commission
February 25, 2010

We acknowledge the Staff’s comment and the Company will revise future filings to include the disclosure set forth on pages A-2 and A-6 of Annex A attached hereto, which disclosure is substantially similar to that which was included in the preliminary proxy statement on Schedule 14A filed by the Company on February 24, 2010. Please note that in response to the Staff’s comment, the Company has corrected a typographical error in the date of Mr. Robert’s option grant shown in note “b” to the Summary Compensation Table appearing on page A-8 of Annex A.

Employment Agreements, page 7

5.           We note your disclosure regarding benchmarking information.  Please identify the companies to which you benchmark and the degree to which such companies are comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We acknowledge the Staff’s comment and the Company will revise future filings to include the disclosure set forth on pages A-2 and A-5 of Annex A attached hereto, which disclosure is substantially similar to that which was included in the preliminary proxy statement on Schedule 14A filed by the Company on February 24, 2010.

Questions with respect to this response may be directed to the undersigned at the direct dial number appearing above.

Very truly yours,
ICE MILLER LLP
/s/ Mark B. Barnes
Mark B. Barnes
cc:	Mr. Sardar Biglari
Mr. Steven Wolosky
Mr. William J. Regan, Jr.
Mr. Michael Pallesen

Annex A
ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is designed to provide shareholders with a better understanding of our compensation philosophy, core principles, and decision making process.  It explains the compensation-related actions taken with respect to the executive officers who are identified in the Summary Compensation Table (the “Named Executive Officers”).  Details regarding the compensation we paid to the Named Executive Officers for fiscal 2009 are found in the tables and narrative which follows them.

Compensation Philosophy

Introduction
Since 2008 our Company has changed in several respects, including the way we view and structure executive compensation.  Currently, our executive compensation consists exclusively of a salary and a cash bonus.  In 2009, our restructuring into a diversified holding company brought in further change in our compensation system.  For example, at the end of fiscal 2009, our executive officers consisted of only our Chief Executive Officer, Sardar Biglari, and our Interim Chief Financial Officer, Duane Geiger.

To assist shareholders in understanding the information in this report — which covers compensation paid to executives (and former executives) during fiscal years prior to 2009 — we have included an overview of our current and future compensation structure and a brief discussion of prior management’s past compensation philosophies from which we have departed significantly.

The Governance, Compensation, and Nominating Committee
Our program for compensation of executive officers differs from those of most public companies.  The Governance, Compensation, and Nominating Committee of our Board of Directors was created in fiscal 2010. This Committee determines the amounts and elements of compensation for Mr. Biglari, who does not have an employment agreement.  The Committee’s functions include oversight of our compensation policies generally, which are more fully described in its charter and is available at www.steaknshake.com.  Under the Committee’s compensation tenets, the Company does not grant stock options to executive officers.

The Committee has delegated to Mr. Biglari the responsibility of setting the compensation of other executive officers of the Company. Factors Mr. Biglari considers in setting the salary of these officers, including the Chief Financial Officer, are typically subjective, such as his perception of the merits of the executive's performance and any changes in functional responsibility.  Mr. Biglari will also set the compensation for the Chief Executive Officers of the operating businesses of the holding company.  He may utilize different incentive arrangements, with their terms dependent upon such elements as the economic potential or capital intensity of the business.  The incentives could be large and will always be tied to the operating results for which a Chief Executive Officer exercises authority.

Compensation of Named Executive Officers—Fiscal Year 2009

The base salary of Mr. Biglari was set at $280,000 in fiscal 2008.  On June 19, 2009, the Compensation Committee of the Board of Directors (prior to being merged with the Governance and Nominating Committee) voted unanimously to increase Mr. Biglari’s salary to $900,000 per year. Mr. Biglari did not receive any stock or stock option grants.  The Committee has also noted that Mr. Biglari, through related entities, has significant economic interests in the Company, which further aligns his interests with the Company’s shareholders.   In determining to increase Mr. Biglari’s salary the Committee did not use a compensation consultant.  Rather, the Committee relied upon its subjective judgment and considered a variety of factors, including the Company’s financial performance.

Salaries for other Named Executive Officers in 2009 were either based upon prior employment agreements or upon the decision of Mr. Biglari.  Bonus payment decisions were made by Mr. Biglari, in his discretion.  In addition, bonus eligibility was predicated on the Company generating free cash flow.  He also considered subjective factors such as his perception of the executive’s performance and changes in functional responsibility and operating results over which the executive had authority.  The Compensation Committee was apprised of the final bonus determinations by Mr. Biglari with which it found approval.

The stock and stock option grants to Mr. Roberts on September 28, 2008, occurred in connection with his initial hiring.  This was prior to the decision in February 2009 that executive compensation would consist exclusively of a salary and cash bonus.

Compensation—Fiscal 2008

All decisions relating to the compensation of the Named Executive Officers were made by the Compensation Committee in executive session, without management present.  In assessing the compensation of the Chief Executive Officer, the Compensation Committee made a qualitative assessment of our performance, his contribution to that performance, his expected performance in the future, and other factors (including experience, historical compensation and the relationship of his compensation to other executives in the Company).  In evaluating the performance of other executive officers, the Compensation Committee considered the evaluations provided by the Chief Executive Officer, the Company’s performance, individual performance, department performance and other criteria that the Committee believed to be indicative of performance.

As a general matter, over 50% of targeted annual compensation to executive officers took the form of performance-dependent, incentive cash and equity programs.   We believed that putting a significant portion of compensation at risk provided an incentive to perform at the highest level and more closely aligned the executive’s perspective with that of our shareholders.

As part of making any compensation decision, the Compensation Committee reviewed market compensation levels for executive officers at other restaurant companies (for positions that are unique to our industry) or similarly-sized companies (for other positions) to determine whether the compensation components for our executive officers remain in the targeted ranges described in the following paragraph.  With the assistance of our Human Resources department and a third party compensation consultant, management collected and presented compensation data for our executive officers, including the Named Executive Officers.  Information regarding the restaurant industry was obtained from the Chain Restaurant Compensation Association and the Committee’s consultant.  Information regarding the compensation for executives at similarly-sized companies was obtained from the Committee’s consultant and from published compensation surveys.  The compensation surveys provided data on pay practices for executive positions at companies with similar revenue size, although they did not provide names of the reported companies.  The compensation assessment that was presented to the Compensation Committee included an evaluation of base salary, target annual incentive opportunities, long-term incentive grant values, and benefits for each executive officer relative to similar positions in the market.

The Compensation Committee set total targeted compensation for executives who held positions unique to the restaurant industry (such as EVP of Operations) between the 50th and 75th percentiles of a set of restaurant companies of similar size.  For other executive positions, where both restaurant and general industry pay levels are relevant for staffing and retention (such as Chief Financial Officer), the Compensation Committee set targeted total compensation between the 50th and 75th percentiles of comparable restaurant companies and the 50th percentile of non-restaurant companies of a similar revenue size.  The Committee may have varied from these percentiles based on such factors as historic compensation, individual skills, experience, contribution and performance, internal equity, retention concerns and other factors relevant to the individual executive.  In addition, actual compensation (e.g., amounts earned and paid each year) may have been higher or lower than targeted total compensation based on our performance or the assessment of the executive’s performance.

In setting base salaries for fiscal 2008, the Compensation Committee considered the following factors:

•	Internal analysis. This is the relative pay difference for different job levels within the Company.

•
Individual performance.  Increases to base salaries resulted from individual performance assessments as well as an evaluation of the market and the mix among various components of compensation.   In setting Mr. Biglari’s salary, the Committee considered his recent involvement with the Company and his significant equity stake in the Company.  In fiscal 2008 Mr. Biglari’s base salary was below the 50th percentile for chief executive officers of similarly sized companies in the restaurant industry and generally based on information available to the Committee.  The Compensation Committee also reviewed the performance of the other Named Executive Officers.  The Committee believed that equity compensation would provide an appropriate incentive to these executives to improve our performance and reward them for success in their roles.  A discussion of the mix between the two components of equity compensation is in the “Long-Term Incentives” section below.

•
Market data.  While the Compensation Committee used industry and general market data to test for the reasonableness and competitiveness of base salaries, Committee members exercise subjective judgment within the ranges in this data in view of our compensation objectives and individual performance and circumstances.

For fiscal 2008 the Compensation Committee intentionally allocated a greater portion of targeted total compensation to the performance-dependent elements.  One way in which it did this was to set what it believed to be aggressive, but reachable, targets for fiscal 2008 under our Incentive Bonus Plan.   The Compensation Committee established a target incentive opportunity for each participant, expressed as a percent of base salary.  The Named Executive Officers had target bonus opportunities set at 30% - 70% of their base salaries.  Mr. Biglari did not participate in the Company’s Incentive Bonus Plan in fiscal 2008.

To arrive at a payout number under the Incentive Bonus Plan, the target bonus opportunity for each participant was multiplied by a formula based on our performance as determined by targets for objective performance and measures and individual performance goals.  In fiscal 2008 the corporate performance measures were growth in earnings before interest and taxes (“EBIT”) and same store sales over the prior year.  Individual performance was based on the successful completion of defined projects during the fiscal year. The individual performance modifier may have resulted in further modification of the payout, since any upward adjustment for one participant must be offset by downward adjustments for others.  The formula used to compute bonus payouts is set forth below:

Target Bonus Amount	X	Corporate Performance Modifier (0% - 250%)	X	Individual Performance Modifier (75% -125%)

After the end of the fiscal year, the Compensation Committee evaluates the Company’s performance against the specific targets set at the beginning of the year and modifies the bonus payout to 0% to 250% of the target.  For fiscal 2008, the targets for growth in EBIT and same store sales were as follows:

Factors	Threshold(0%)	Target(100%)	Maximum(250%)
Same Store Sales	-3.5%	-2.0%	0.0%
EBIT	$28.9M	$29.6M	$31.1M

In fiscal 2008, we did not achieve the targets at the threshold level for either the same store sales or EBIT performance measures.  Consequently, we made no payments under the Incentive Bonus Plan to any participant in fiscal 2008.

Equity-based incentives were a significant element of total executive officer compensation. These equity-based incentives consisted of stock options and restricted stock.

The size of stock option grants for executive officers was based primarily on the target dollar value of the award, translated into a number of option shares based on the estimated economic value of the award, as determined using the Black-Scholes option pricing formula.  As a result, the number of shares underlying stock option awards has typically varied from year to year, as it was dependent on the price of our stock.  Subject to limits imposed by Section 422 of the Internal Revenue Code, options granted to all employees were incentive stock options.

In April 2008, the Compensation Committee approved annual grants of stock options to each of the Named Executive Officers (except Mr. Biglari).  These options had an exercise price equal to the market value of our stock on the date of grant.  They were granted under the 2008 Equity Incentive Plan, which was approved by our shareholders in March 2008.  These options vest over four years, at a rate of 25% per year, beginning on the first anniversary of the grant.  They expire ten years from the date of grant.  See “Grants of Plan-Based Awards.”

We do not backdate options or grant options or other equity awards retroactively.  In addition, we do not purposely schedule option awards or other equity grants prior to the disclosure of favorable information or after the announcement of unfavorable information.  In general, equity-based incentive awards were made during the Board meeting held in conjunction with the annual meeting, with mid-year grants limited to newly hired or promoted employees.

Restricted stock awards provide the recipient with shares of our stock, which the recipient may vote and for which he may receive dividends during the vesting period.  The recipient may not transfer or assign the restricted shares for a period after the date of grant, however, and if the recipient ceases to be our employee for any reason other than death, disability or retirement during that period the shares will be forfeited.  The restriction on transfer is generally three (3) years, although some new hires have received shares with a shorter period of restriction.  If the recipient ceases being our employee during the vesting period as a result of retirement, death or disability then the recipient (or his/her estate) will receive a pro rata amount of shares reflective of the percent of the vesting period during which the recipient was employed.

Perquisites

In fiscal 2009, perquisites provided to executive officers were dramatically reduced, and are limited to:   (i) amounts we pay to group life insurance premiums for coverage in excess of $50,000, (ii) personal use of a company car, and (iii) business-related travel expenses deemed commuting.  During 2009 the company car program was discontinued.  Leases on company cars were allowed to expire and in place of a vehicle certain executives received cash stipends of $500 per month.   See footnote (c) to the Summary Compensation Table below for the perquisites provided to each Named Executive Officer in fiscal 2009.

In fiscal 2008 we also provided a medical reimbursement plan which provided officers with up to $3,500 in reimbursement for otherwise unreimbursed medical costs each year, and a Company non-discretionary matching contribution of 50% of up to 6% of the officer’s compensation contributed into the 401(k) Plan and deferred into the Deferred Compensation Plan.  The medical reimbursement plan was discontinued in fiscal 2009.

Other Benefits

Our executive officers also receive the benefits provided to all employees, subject to satisfying the requirements for participation.  These benefits include: participation in the 401(k) Plan, life insurance equal to their annual salary, group medical & dental plans, short- and long-term disability insurance, and a lunch discount of 40% at Steak n Shake restaurants on work days.  The executive officers are also entitled to participate in the Company's Deferred Compensation Plan, a plan which is only open to those who are “highly compensated” under IRS regulations.

Employment Agreements, Severance, and Change-in-Control Arrangements

Current Structure
Mr. Biglari does not have an employment agreement with the Company.  On January 26, 2010, the Company and Mr. Geiger terminated any prior agreement concerning employment, severance, or change in control.  Instead the Company and Mr. Geiger entered into a new, simpler agreement.  The new contractual obligation stipulates that, only in the event Mr. Biglari ceases to be Chairman and Chief Executive Officer of the Company, shall Mr. Geiger have the option of terminating his employment with the Company and receiving a lump sum severance payment equal to one year of his then current base compensation.  The new accord, unlike the prior one, does not contemplate or contractually bind the Company to severance payment in the event of termination without cause.

Employment Agreements - 2009
During fiscal 2009, we had employment agreements with two of the Named Executive Officers, Messrs. Geiger and Janjua, both of which were entered into in fiscal year 2008.  Only Mr. Geiger was still employed as an executive officer at the end of fiscal year 2009.  Mr. Janjua did not receive any benefits under his agreement upon his departure. These agreements (the “Employment Agreements”) provide for the payment of benefits in the event the executive’s employment is terminated without cause or in the event he terminates his employment with good reason at any time.  In establishing the benefits to be provided under the Employment Agreements when they were entered into in 2008, the Compensation Committee obtained benchmarking information from its compensation consultant, considered which individuals were vital to retain and evaluated the potential costs and benefits of the Employment Agreements.  The companies to which we benchmarked were chosen based on industry, revenues, and number of employees and included DineEquity, Inc., Bob Evans Farms, Inc., California Pizza Kitchen, Inc., Cracker Barrel Old Country Store, Inc., The Cheesecake Factory Incorporated, CKE Restaurants, Inc., Darden Restaurants, Inc., Domino’s Pizza, Inc., Jack in the Box, Inc., Max and Erma’s, O’Charley’s, Inc., PF Chang’s China Bistro, Inc., Panera Bread Company, Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc., Sonic Corp., Starbucks Corp., Yum! Brands, Inc., and Wendy’s/Arby’s Group, Inc.  All of the aforementioned companies were chosen because prior management viewed said firms as direct competition.

The primary terms of the Employment Agreements are provided below:

•
Stay Payment.  If a Change in Control (as defined in the Employment Agreement) had occurred prior to November 7, 2008, the employee would have received a payment in an amount equal to 30% of his base salary.

•
Termination Following Change in Control.  In the event that employment is terminated within one year of a Change in Control by us without “cause” (as defined in the Employment Agreements) or by the employee for the reasons set forth in Section 4 of the Employment Agreements (“good reason”), he will receive: (a) a lump-sum severance payment equal to one year of his base salary, (b) coverage under the group medical plan for one year, (c) use of his Company-provided car for up to 60 days, (d) a lump-sum payment of a pro rata amount of the annual incentive bonus to which he would have been entitled had he been employed through the applicable bonus computation period, and (e) reimbursement of up to $15,000 for outplacement services.

•
Termination Without Cause or Separation with Good Reason.  Should we terminate the employee without cause, or should he decide to separate with good reason at any time then he will receive: (a) his normal gross salary, payable for one year; this amount will be reduced by the amount of the compensation earned in any subsequent employment; (b) a lump-sum payment equal to the pro rata portion of the annual incentive bonus reflective of the number of days in the year the individual was employed; (c) continued use of his Company owned automobile for up to 60 days following separation or until provided with an automobile by a subsequent employer; (d) continued participation in any Company-provided group medical insurance plan for up to one year, or until provided benefits by a subsequent employer; and (e) up to $15,000 for outplacement services.

•
Executive’s Obligations.  Prior to obtaining any benefits under the Employment Agreements, the employee must waive any claims against us and agree to keep confidential our confidential information and business secrets.  He also must agree not to solicit any of our employees for one year following termination.  We may recover any benefits paid under the Employment Agreements if he breaches any of his obligations under the Employment Agreements.

Mr. Roberts was hired on September 25, 2008, under a written offer letter.  The letter provided for a base salary and annual discretionary cash bonus. He was also given a one-time grant of 2,500 stock options (as adjusted for the 1-for-20 reverse stock split effective December 18, 2009) which vest at the rate of 20% on each of the first five anniversaries of the grant, and a one-time grant of 843 shares of common stock (as adjusted for the 1-for-20 reverse stock split) that vested over six months from the date of grant.  Both grants were made pursuant to the 2008 Equity Incentive Plan, Mr. Roberts’ arrangement also provided for a severance payment equal to six months of his then current salary in the event his employment is terminated by the Company for any reason not constituting “just cause” under Indiana law.

Effect of a Change in Control, Death, Disability or Retirement on Equity Grants - 2009
In the event of the death of an option recipient, then his/her estate may exercise the option in full at any time prior to its expiration.  In the event of an option recipient's retirement, he/she may exercise any vested options within three months from the date of retirement.  Should an option recipient's employment end as a result of a disability, then he/she would be able to exercise the options as if the recipient had remained with the Company through (i) cessation of payments under a disability pay plan of the Company, (ii) the recipient's death, or (iii) the recipient's 65th birthday.

All prior restricted stock plans, the 2006 Steak n Shake Employee Stock Option Plan and the 2008 Equity Incentive Plan contain provisions that accelerate the vesting of the awards upon a change in control.  Options granted under prior stock option plans may be accelerated upon a change in control at the discretion of the Board of Directors.

The number of unvested shares that would vest on a change in control, and the value of those shares as of the end of the fiscal year, is set forth in the table below entitled “Outstanding Equity Awards at Fiscal Year End” under the column entitled “Number of Shares or Units of Stock that Have Not Vested.”

As discussed under Employment Agreements - Current Structure, the preceding discussion related only to agreements in place during fiscal 2009 and Mr. Geiger's agreement has been superseded by a new severance agreement as of January 26, 2010.

Deductibility Cap on Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits publicly-held companies from taking a tax deduction for certain compensation paid in excess of $1 million to the Chief Executive Officer and each of the three other most highly compensated executive officers (other than the Chief Financial Officer).  Performance-based compensation remains deductible.  To qualify as performance-based compensation, the program under which it is provided must be approved by shareholders and meet other requirements.   In fiscal 2009 we did not pay compensation that was not deductible under Section 162(m).

Summary Compensation Information

The following table shows the compensation paid to the Company’s Chief Executive Officer, the Interim Chief Financial Officer, and its other executive officers.  (Mr. Roberts is no longer considered an executive officer of the parent company.  Mr. Janjua and Mr. Murrill were not employed by the Company or its subsidiaries at the end of fiscal 2009).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)[b]	All Other Compensation[c]	Total
Sardar Biglari,	2009	$467,231	$-	$-	$-	$48,214	$515,445
Chairman and Chief Executive Officer	2008	$30,105	$-	$-	$-	$14,535	$44,640

Duane Geiger,	2009	$194,712	$90,000	$62,957	$43,218	$8,185	$399,072
Interim Chief	2008	$187,500	$-	$64,762	$65,528	$15,992	$333,782
Financial Officer, Vice President, Controller	2007	$185,596	$-	$74,426	$48,910	$15,455	$324,387

Dennis Roberts,
Senior Vice President, Operations Excellence – Steak n Shake Operations, Inc.	2009	$212,423	$-	$150,000	$138,748	$10,267	$511,438

Omar Janjua,	2009	$305,769	$-	$(124,177)	$41,742	$7,173	$230,507
Former Executive Vice President, Chief Operating Officer (resigned August 2009)	2008	$300,000	$-	$100,374	$49,769	$50,836	$500,979

Tom Murrill,	2009	$18,000	$-	$-	$-	$269,006	$287,006
Former Senior Vice President, Human Resources (resigned September 2008)	2008	$260,000	$-	$-	$92,379	$7,086	$359,465

a.
Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to stock awards in fiscal 2009, excluding the impact of estimated forfeitures for service-based vesting conditions, as follows:

Name	Date of Grant	No. of Shares	Fiscal 2009 Expense
Mr. Geiger	2/8/06	220	$9,855
	2/6/07	230	27,171
	4/12/08	520	25,931
Total			$62,957

Mr. Roberts	9/28/08	843	$150,000

Mr. Janjua	6/13/07	770	$(101,162)
	4/12/08	1000	(23,015)
Total			$(124,177)

Negative numbers reflect the benefit the Company realized when these grants were forfeited upon the officer's departure from the Company during fiscal 2009.  See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K for a description of the assumptions made in the valuation.  The actual value realized by the Named Executive Officer with respect to stock awards will depend on the market value of our stock on the date the restricted stock vests, as well as the date on which the stock is subsequently sold.

b.
Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to stock option awards in fiscal 2009, excluding the impact of estimated forfeitures for service-based vesting conditions, as follows:

Name	Date of Grant	No. of Shares Underlying Options	Fiscal 2009 Expense

Mr. Geiger	9/14/05	200	$1,186
	2/8/06	375	12,255
	9/29/06	201	—
	2/6/07	365	12,639
	5/11/07	349	—
	4/12/08	820	17,138
Total			$43,218

Mr. Roberts	9/28/08	2,500	$138,748

Mr. Janjua	6/13/07	1200	$24,074
	4/12/08	1585	17,668
Total			$41,742

Negative numbers reflect the benefit the Company realized when these grants were forfeited upon the officer's departure from the Company during fiscal 2009.  See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K for a description of the assumptions made in the valuation.  The actual value realized by the Named Executive Officer with respect to option awards will depend on the difference between the market value of our stock on the date the option is exercised and the exercise price. The information provided in the table reflects the 1-for-20 reverse stock split effective as of the end of business December 18, 2009.

c.	The type and amount of the components of the figures in the “All Other Compensation” column above for fiscal year 2009 are as follows:

	Mr. Biglari	Mr. Geiger	Mr. Roberts	Mr. Janjua	Mr. Murrill
401(k) matching contributions	$—	$—	$—	$—	$—
Nonqualified Deferred Compensation Plan matching contributions	$—	$361	$—	$—	$—
Excess life insurance	$232	$258	$1,267	$664	$42
Automobile expenses – personal use *	$—	$6,967	$9,000	$5,910	$3,256
Executive Medical Reimbursement Plan	$—	$599	$—	$599	$—
Severance Payments	$—	$—	$—	$—	$265,708
Travel expenses *	$47,982	$—	$—	$—	$—

* Pursuant to the SEC's requirements we are required to disclose our method for determining the aggregate incremental cost of these items.  These amounts reflect our actual costs.

Plan-Based Award Grants

The following table sets forth specific information regarding the awards made under our equity and non-equity incentive plans in fiscal 2009.  All information provided in the table is adjusted for the 1-for-20 reverse stock split effective December 18, 2009.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[a]	All Other Option Awards: Number of Securities Underlying Options (#)[b]	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[c]
Dennis Roberts	9/28/08	843	2,500	$200.00	$288,749

a.	Represents restricted stock that vested six months after the date of grant.

b.	These options vest and become exercisable over five years, at a rate of 20% per year, beginning on the first anniversary of the date of grant.

c.
Amounts represent the grant date fair value of stock options and restricted stock granted to Mr. Roberts in fiscal 2009.  For a discussion of the assumptions made in the valuation, see Note 15 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K for fiscal 2009 filed on December 14, 2009.

Outstanding Equity Awards
The following table sets forth certain information about outstanding option and stock awards held by the Named Executive Officers as of the end of fiscal 2009.  The information provided in this table reflects the 1-for-20 reverse stock split effective as of the end of business December 18, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards
	Unexercised Options				Equity Incentive Plan Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)a	Market Value of Shares or Units of Stock that Have Not Vested ($)b
Mr. Biglari	N/A

Mr. Geiger	200[d]		345.00	9/14/10
	201[e]		343.40	9/29/11
	349[e]		324.40	5/11/12
	281[c]	94	349.40	2/8/16
	183[c]	182	354.40	2/6/17
	205	615[c]	149.60	4/12/18
					230	$54,142
					520	$122,408

Mr. Roberts	500	2,000	200.00	9/28/18

a.
All restricted stock grants have a three year cliff-vesting period.  Those granted prior to April 2008 were granted with an equal amount of book units.  See "Compensation Discussion and Analysis -- Components of Total Compensation -- Long-Term Incentives -- Restricted Stock" for additional information regarding these shares.

b.
Market value is computed based on a price of $235.40, which was the closing price of our common stock on the last day of fiscal 2009 adjusted for the 1-for-20 reverse split effective end of business December 18, 2009.

c.	These options vest at a rate of 25% per year beginning on the first anniversary of the date of grant and expire ten years from the date of grant; they do not contain a reload feature.

d.	These options vest at a rate of 20% per year beginning on the date of grant and expire five years from the date of grant; they also contain a reload feature.

e.
These are "reload" options which were granted pursuant to the 1997 Employee Stock Option Plan.  Reload options are granted in an amount equal to the number of shares used to pay the exercise price on the underlying stock options.  They are vested immediately and expire five years from date of grant.  Beginning in February 2006 we ceased issuing options with a reload feature.

Award Exercise and Vesting

The following table sets forth the number of options exercised in fiscal 2009, along with the value received as a result of the exercise.  It also shows the number of shares of restricted stock that vested during the year, with concurrent vesting of book units, and the resulting value realized by the Named Executive Officer.  The information provided in this table reflects the 1-for-20 reverse stock split effective as of the end of business December 18, 2009.

	OPTION EXERCISES AND STOCK VESTED
	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vestinga
Mr. Geiger	220	$31,240
Mr. Roberts	843	$127,560

a.
Mr. Geiger had stock vest on February 8, 2009. Mr. Roberts had stock vest March 29, 2009.  The amount in this column includes the value of the restricted stock on the date of vesting, based on the closing price of our common stock on the date of vesting, or immediately prior thereto if the vesting date was not a trading day ($135.40 for the February 8, 2009 vesting as adjusted for the 1-for-20 reverse split), and the value of book units which vested in conjunction with the shares of restricted stock.  The book units associated with the February 8, 2009 vesting were $0.33.  The March 29, 2009 vesting price was $151.20 as adjusted for the 1-for-20 reverse stock split and did not have book units associated with it.  Mr. Roberts’ grant contained what would be fractional shares had the 1-for-20 reverse split occurred prior to its vesting.

 Retirement Benefits

We maintain two plans that provide retirement income to all eligible employees, including the Named Executive Officers:

401(k) Plan
The Steak n Shake Company 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees, including the Named Executive Officers, after they have attained age 21 and completed six months of service and allows employees to defer up to 20% of their salaries.  The Company made non-discretionary matching contributions through October 14, 2008.  The matching contributions during fiscal years 2008 and 2007 were equal to 50% of participants’ pretax contributions and subject to a maximum of 6% of participants’ eligible compensation contributed to the Plan.  During October 2008, the Plan was amended to eliminate the non-discretionary contributions and allow for discretionary matching contributions. No discretionary matching contributions were made in fiscal year 2009. However, subsequent to year end, discretionary matching contributions have been resumed in fiscal year 2010. Going forward, discretionary contributions will be based on the profitability of the Company and subject to quarterly revision.  The Named Executive Officers and other “highly compensated employees” (as that term is defined by IRS regulations) are limited to contributing 1% of their cash compensation to the 401(k) Plan.

Nonqualified Deferred Compensation Plan
The Nonqualified Deferred Compensation Plan (“Deferred Compensation Plan”) is available to all highly compensated employees, including the Named Executive Officers.  Investment options offered under the Deferred Compensation Plan are identical to those offered in the 401(k) Plan.  Before a participant may make contributions under the Deferred Compensation Plan, the participant must first contribute 1% of their earnings to the 401(k) Plan.  Until November 2008 we matched participant contributions in the amount of 50% of the aggregate deferrals into both plans, up to 6% of the participant’s cash compensation.  Matching contributions were suspended in November 2008 until such time as the Company becomes profitable again.  Total deferrals under both the Deferred Compensation Plan and 401(k) Plan are limited to 20% of the aggregate of a participant’s salary and annual incentive bonus, which means that as a result of the 1% of compensation deferred to the 401(k) Plan, the most a participant may defer to the Deferred Compensation Plan is 19% of their total cash compensation.  Matching contributions under the Deferred Compensation Plan vest over the first six years of employment, at a rate of 20% per year beginning on the second anniversary of employment.  A participant’s account balance will be distributed at a time directed by the participant.  Participants may elect that distributions be made in a lump sum or in equal annual installments over a period of up to ten (10) years.  Withdrawals from the Deferred Compensation Plan are limited to the withdrawal of participant contributions in cases of financial hardship.

The following table describes the contributions, earnings, and balance at the end of fiscal 2009 for each of the Named Executive Officers who participated in the Deferred Compensation Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Yeara	Company Contributions in Last Fiscal Yearb	Aggregate Earnings in Last Fiscal Year	Distributions in Last Fiscal Year	Aggregate Balance at Last Fiscal Year-end
Mr. Geiger	$2,524	$361	$(10,513)	$41,266	$—

a.	The amounts in this column are also included in the Summary Compensation Table in the “Salary” column.

b.	The amounts in this column are also included in the Summary Compensation Table in the “All Other Compensation” column.

Potential Payments Upon Termination of Employment

As discussed above in “Compensation Discussion and Analysis – Employment Agreements, Severance and Change-in-Control Arrangements– Effect of a Change in Control, Death, Disability or Retirement on Equity Grants,” some of our equity awards accelerate upon a change in control or upon the retirement, death or disability of the holder.  Also, two of the Named Executive Officers, Mr. Geiger and Mr. Roberts, had an agreement in fiscal 2009 that would have provided him with benefits upon the occurrence of one or more of these events.  The following table sets forth for Mr. Geiger and Mr. Roberts, the aggregate value that he would receive as a result of any of the foregoing events if they had occurred on September 30, 2009.  No amounts would be payable to Mr. Biglari upon his termination.
	Resignation	Death, Disability or Retirement	Terminationa	Change in Controlb	Qualifying Termination Within One Year of a Change in Controlc
Mr. Geiger
Restricted Stock[e]	--	$176,550	--	$176,550	--
Stock Options[d]	--	--	--	$70,356	--
Stay Payment[f]	--	--	--	$58,414	--
Severance Payment[g]	--	--	$194,712	--	$194,712
Health Care Coverage[h]	--	--	$8,500	--	$8,500
Company Car[i]	--	--	$1,100	--	$1,100
Outplacement Services[j]	--	--	$15,000	--	$15,000

Mr. Roberts
Severance Payment[g]			$84,000

a.	Amounts in this column include payments made upon termination by us without cause or by the employee with good reason, but exclude payments made upon or following a change in control.

b.	Amounts in this column reflect payments or acceleration of benefits that would occur upon a change in control without termination of employment.

c.
Amounts in this column are payable only if the employment of the Named Executive Officer is terminated by us without cause or if the Named Executive Officer leaves for good reason within one year following a change in control.

d.
Reflects the excess of the closing price of $235.40 for our stock on the last day of fiscal 2009 (as adjusted for the 1-for-20 reverse stock split), over the exercise price of outstanding options currently vested and any unvested stock options, the vesting of which would accelerate as a result of the Named Executive Officer's termination of employment on September 24, 2008 as a result of the specified termination event, multiplied by the number of shares of our stock underlying the stock options.

e.
Reflects the closing price of $235.40 for our stock on the last day of fiscal 2009 (as adjusted for the 1-for-20 reverse stock split), multiplied by the number of shares of restricted stock that would vest as a result of the Named Executive Officer's termination of employment on September 30, 2009 as a result of the specified termination event, plus the value of accrued book units through September 30, 2009.

f.	Reflects the payment of 30% of the Named Executive Officer's salary immediately upon a change in control.

g.	Amounts represent one year of salary payable to Mr. Geiger and six months payable to Mr. Roberts.

h.	Amounts represent one year of coverage under our group medical plans at the level currently elected by the individual.

i.	Amounts represent the use of the Named Executive Officer's company car for up to 60 days after termination of employment.

j.	Reflects the maximum amount of outplacement services for which the Named Executive Officer may be reimbursed by us.

For a description of the terms of the employment agreements for Mr. Geiger, see “Compensation Discussion and Analysis – Employment Agreements, Severance and Change-in-Control Arrangements – Employment Agreements.”

COMPENSATION OF DIRECTORS

During fiscal 2009 we compensated non-employee directors with cash annual retainers, cash meeting attendance fees and grants of stock options and restricted stock.  The amount of the annual cash retainer payment is $22,000.  The annual retainers for the Chairs of the Audit Committee and Governance, Compensation and Nominating Committee is $37,000.

From November 2008 to March 2009 we paid all annual retainers in Company stock.  We have discontinued that practice to minimize equity dilution.  Effective April 1, 2009, all annual retainers have been paid in cash only.  Because directors who are employees are not paid for their services on the Board, Mr. Biglari does not receive compensation for his Board service.

Meeting attendance fees for non-employee directors are as follows:

•	$3,500 for each in-person Board meeting attended;
•	$1,250 for each committee meeting attended in-person not held in conjunction with a Board meeting;
•	$500 for each committee meeting attended that was held in conjunction with a Board meeting; and
•	$500 for any meeting (Board or committee) in which the Director participated by phone.

In addition, we reimburse the ordinary expenses the members of the Board of Directors incur in attending board and committee meetings.  In fiscal 2008 all non-employee directors were also eligible to participate in our medical reimbursement plan, which provided reimbursement for unreimbursed medical bills in an amount of up to $3,500 per calendar year, which amount is increased or “grossed up” in an amount equal to the estimated taxes payable by the directors for this benefit.  They were also entitled to obtain reimbursement for 75% of their tax preparation fees up to $1,250.  The Board decided to discontinue these benefits for fiscal year 2009 and thereafter.

In addition to the foregoing payments, directors may participate in the Nonqualified Deferred Compensation Plan.  There are no matching payments made to directors under the Nonqualified Deferred Compensation Plan and no guaranteed return is offered.  Instead, it provides directors with an opportunity to defer the receipt of retainer and/or meeting fees and obtain them at a later date, together with the gains or losses associated with investments against which they choose to track their accounts.

The following table provides compensation information for the fiscal year ended September 30, 2009 for each non-management member of the Company's Board of Directors, and six former directors who received compensation in fiscal year 2009.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awardsa	Option Awardsb	All Other Compensationc	Total
Geoffrey Ballotti (resigned in November 2008)	$4,500	$7,331	$(2,722)	$590	$9,699
Philip L. Cooley	$40,420	$5,559	$—	$—	$45,979
Wayne Kelley (resigned in March 2009)	$13,708	$13,484	$248	$590	$28,030
Ruth J. Person	$41,647	$5,559	$14,910	$590	$62,706
William J. Regan, Jr.	$46,669	$4,432	$—	$—	$51,101
J. Fred Risk (did not stand for re-election in 2009)	$18,089	$22,683	$14,910	$590	$56,272
John W. Ryan	$43,646	$8,089	$14,910	$—	$66,645
Steven M. Schmidt (did not stand for re-election in 2009)	$6,610	$22,683	$15,610	$590	$45,493
Edward Wilhelm (did not stand for re-election in 2009)	$13,936	$22,683	$14,039	$590	$51,248
James Williamson, Jr. (resigned in March 2008)	$—	$—	$—	$295	$295

a.
Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to grants of restricted stock under our Non-Employee Restricted Stock Plan in fiscal 2009.  Dr. Cooley received a grant of 50 shares of restricted stock on March 12, 2008, the grant date fair value of which was $8,070.  Messrs. Schmidt and Wilhelm received a grant of 50 shares of restricted stock each on February 6, 2007, the grant date fair value of which was $17,840.  Mr. Ballotti received a grant of 50 shares of restricted stock on April 23, 2007, the grant date fair value of which was $16,840.  These are all of the shares of restricted stock held by our directors.  The numbers of shares granted have been adjusted to reflect the 1-for-20 reverse stock split effective as of the end of business December 18, 2009.

b.	Represents the dollar amount of equity compensation cost recognized for financial reporting purposes with respect to grants of stock options in fiscal 2009 as follows:

Fiscal 2009 Expense for Stock Option Grants to Non-Employee Directors
Name	Grant Date	No. of Shares Underlying Option Grant	Fiscal 2009 Expense
Mr. Ballotti	4/20/07	250	$(2,722)
Total			$(2,722)

Mr. Kelley	5/9/99	412	$—
	11/12/03	250	—
	12/1/03	362	—
	11/18/04	250	248
Total			$248

Dr. Person	11/12/03	250	$—
	11/18/04	250	248
	11/8/05	250	7,823
	2/6/07	250	6,839
Total			$14,910

Mr. Risk	11/12/03	250	$—
	11/18/04	250	248
	11/8/05	250	7,823
	2/6/07	250	6,839
Total			$14,910

Dr. Ryan	11/12/03	250	$—
	11/18/04	250	248
	11/8/05	250	7,823
	2/6/07	250	6,839
Total			$14,910

Mr. Schmidt	5/11/05	250	$948
	11/8/05	250	7,823
	2/6/07	250	6,839
Total			$15,610

Mr. Wilhelm	5/9/06	250	$7,200
	2/6/07	250	6,839
Total			$14,039

See Note 15 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our Form 10-K for a description of the assumptions made in the valuation.  The information in the table reflects the 1-for-20 reverse split effective as of the end of business December 18, 2009.

The preceding table sets forth the shares of our stock underlying unexercised stock options held by each of our non-employee directors as of September 30, 2009.  In the aggregate that number is 5,274.  No stock options were awarded to our non-employee directors in fiscal year 2009.

c.
This column includes the medical reimbursement plan, which had a value of up to $3,500 per year, tax gross up for the medical reimbursement plan. The plan was discontinued by the Board during fiscal 2009.

In the past we have compensated our non-employee directors with equity-based awards, the value of which are tied to increases in the value of our common stock.  We have had director stock option plans in place since 1990.  These plans provide for grants of nonqualified stock options to our non-employee directors at a price equal to the fair market value of our common stock on the date of grant.  Options granted prior to November 7, 2005 are exercisable at a rate of 20% on the date of grant and on each anniversary thereof until fully exercisable and expire five years from the date of grant.  Options granted after November 7, 2005 are exercisable at a rate of 25% on the first anniversary of the grant and each year thereafter until fully vested.  Finally, some newly appointed or elected directors received a grant of 50 shares of restricted stock.  Dr. Cooley received such a grant in fiscal 2008.  At his request, Mr. Biglari declined to receive a grant.  These shares have a three year restriction on transfer, and if a recipient ceases serving as a director for any reason other than death, disability or retirement during this period he/she will forfeit the stock.  We do not anticipate compensating directors with equity-based awards in fiscal 2009 or thereafter.  We expect that director compensation will consist solely of the cash payments outlined above.

GOVERNANCE, COMPENSATION, AND NOMINATING COMMITTEE REPORT

The Governance, Compensation, and Nominating Committee of the Board of Directors is composed of the persons identified below.  We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this report.  Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended September 30, 2009.

Submitted by the members of the Governance, Compensation, and Nominating Committee of the Board of Directors:

John W. Ryan, William J. Regan, Jr., Ruth J. Person, and Philip L.Cooley.

Compensation Committee Interlocks and Insider Participation
In fiscal year 2009, Ruth J. Person, John W. Ryan, Philip L. Cooley, William J. Regan, Jr. and Steven M. Schmidt served on the Compensation Committee of the Board of Directors.  None of these individuals was an officer or employee of the Company, was formerly an officer of the Company, or had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K.  During fiscal 2009:

•	None of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on our Compensation Committee;
•	None of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee; and
•	None of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as our director.